

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

Via E-mail
Scott W. Fordham
President and Chief Financial Officer
TIER REIT, Inc.
17300 Dallas Parkway, Suite 1010
Dallas, Texas 75248

>   **Re: TIER REIT, Inc.**
>   **Form 10-K for the year ended December 31, 2012**
>   **Filed on March 7, 2013**
>   **File No. 000-51293**

Dear Mr. Fordham:

We have reviewed your response letter dated December 11, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

General

1.   We note your response to comment 1 of our comment letter dated November 26, 2013. In future Exchange Act periodic reports please include disclosure regarding your same store NOI.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Attorney Advisor, at (202) 551-3789 or Stacie Gorman, Attorney Advisor at (202) 551-3585 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief